U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Johnson & Johnson
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   (Last)                            (First)              (Middle)

        One Johnson & Johnson Plaza
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                                    (Street)

        New Brunswick, NJ 08933
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

        01/15/03
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        22-1024240
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4.   Issuer Name and Ticker or Trading Symbol

        3-Dimensional Pharmaceuticals, Inc. (NASDAQ: DDDP)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [x]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value $0.001 per      7,456,600                 D (see explanatory
share                                                                 note (1) below)
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

*    If the Form is filed by more than one Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Not applicable
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
Explanation of Responses:


(1) Johnson & Johnson, a New Jersey Corporation, is party to a Stockholder Agreement dated as of January 15, 2003 with certain stockholders of 3-Dimensional Pharmaceuticals, Inc. (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Johnson & Johnson has shared voting power with respect to, as well as a certain pecuniary interest in, the 7,456,600 shares of common stock, par value $0.001 per share, of 3-Dimensional Pharmaceuticals, Inc. that are subject to the Stockholder Agreement (the "Shares"). As a result, Johnson & Johnson may be deemed to beneficially own the Shares.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


JOHNSON & JOHNSON,


by
       /s/ Michael H. Ullmann                               January 27, 2003
---------------------------------------------           -----------------------
    Name:  Michael H. Ullmann
    Title: Secretary
      **Signature of Reporting Person                             Date



                            (Print or Type Responses)

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